

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Dominick Zarcone
Chief Executive Officer
LKQ CORP
500 West Madison Street
Suite 2800
Chicago, IL 60661

      **Re: LKQ CORP**
          **Registration Statement on Form S-4**
          **Filed September 1, 2023**
          **File No. 333-274311**

Dear Dominick Zarcone:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc:    Jason Schendel